TELEFÓNICA, S.A.
EXECUTIVE OFFICER COMPENSATION RECOUPMENT POLICY
        This Telefónica, S.A. Executive Officer Compensation Recoupment Policy (the “Policy”) has been adopted by the Board of Directors (the “Board”) of Telefónica, S.A. (the “Company”) on November 29, 2023 at the proposal of the Nomination, Compensation and Corporate Governance Committee of the Board (the “Committee”) and will become effective as of the Effective Date (as defined below), regardless of when it is adopted. This Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. The Company is subject to the Exchange Act (as defined below) and the listing rules of the NYSE (as defined below) given that its American Depositary Shares representing Telefónica, S.A. ordinary shares are listed on the NYSE. This Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual.

1.Definitions. For the purposes of this Policy, the following terms shall have the meanings set forth below.

(a)“Covered Compensation” means any Incentive-based Compensation “received” by a Covered Executive during the applicable Recoupment Period; provided that:

    (i) such Covered Compensation was received by such Covered Executive (A) after the Effective Date,     (B) after he or she commenced service as an Executive Officer and (C) while the Company had a class     of securities publicly listed on a United States national securities exchange; and

    (ii) such Covered Executive served as an Executive Officer at any time during the performance period     applicable to such Incentive-based Compensation.

For purposes of this Policy, Incentive-based     Compensation is “received” by a Covered Executive during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter. For the avoidance of doubt, Covered Compensation does not include (i) compensation received by an individual while such individual was serving in a non-executive capacity prior to becoming an Executive Officer or (ii) compensation received by an individual who is an Executive Officer at the time recovery is required under this Policy if such individual was not an Executive Officer at any time during the period for which the Incentive-based Compensation is subject to recovery.

(b)“Covered Executive” means any current or former Executive Officer.
(c)“Effective Date” means the date on which Section 303A.14 of the NYSE Listed Company Manual becomes effective.

(d)“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
(e)“Executive Officer” means any Executive Officer (within the meaning of Section 303A.14(e) of the NYSE Listed Company Manual) of the Company. The determination as to an individual’s status as an Executive Officer shall be made by the Board at the proposal of the Committee and shall be communicated by the Company in writing to the individual who is identified as an Executive Officer, and such determination shall be final, conclusive and binding on such individual.

(f)“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements; (ii) share price measure; or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.
(g)“Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(h)an error in previously issued financial statements that is material to the previously issued financial statements; or
(ii)     an error that would result in a material misstatement if (A) the error were corrected in the current     period or (B) left uncorrected in the current period.
For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.
(i)“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or any notional amount that is based on Incentive-based Compensation, as well as any earnings accrued thereon).
(j)“NYSE” means the New York Stock Exchange, or any successor thereof.

(k)“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months shall be deemed a completed fiscal year.
(l)“Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

2.Recoupment of Erroneously Awarded Compensation.

(a)In the event of a Financial Restatement, if the amount of any Covered Compensation received by a Covered Executive (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Covered Executive if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Covered Executive an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation, each calculated on a pre-tax basis (such excess amount, the “Erroneously Awarded Compensation”).
(b) If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is share price or total shareholder return (or any measure derived wholly or in part from either of such measures) and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s share price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received.
(c)For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Covered Executive for the accounting errors or other actions leading to a Financial Restatement.
(d)Notwithstanding anything to the contrary in Sections 2(a) through (c) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in either of the following clauses (i), (ii) or (iii) are satisfied and (y) the Board’s committee of independent directors responsible for executive compensation decisions (or, in the absence of such a committee, a majority of the independent directors serving on the Board) has determined that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery and provide that documentation to the NYSE;
(ii)recovery of the Erroneously Awarded Compensation would violate the law of the Kingdom of Spain to the extent such law was adopted prior to November 28, 2022 (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d)), the Company shall have first obtained an opinion of home country counsel of the Kingdom of Spain, that is acceptable to the NYSE, that recovery would result in such a violation, and the Company must provide such opinion to the NYSE; or

(iii)recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(e)The Company shall not indemnify any Covered Executive, directly or indirectly, for any losses that such Covered Executive may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

(f)At the proposal of the Committee, the Board shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from a Covered Executive in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Covered Executive; (iii) cancelling outstanding vested or unvested equity or equity-based awards; and/or (iv) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Covered Executive pursuant to Section 409A of the Code (or any other applicable tax law), to the extent practicable, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) (or any compensation deferred pursuant to any other applicable tax law) shall be made in compliance with Section 409A of the Code or such other applicable tax law.

3.Administration. This Policy shall be administered by the Board at the proposal of the Committee. All decisions of the Board shall be final, conclusive and binding upon the Company and the Covered Executives. The Board shall have full power and authority to (i) administer and interpret this Policy; (ii) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (iii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of this Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations. Notwithstanding anything to the contrary contained herein, to the extent permitted by Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, the Committee may, in its sole discretion, at any time and from time to time, administer this Policy in the same manner as the Board if expressly delegated by the Board.

4.Amendment/Termination. Subject to Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Policy may be amended or terminated by the Board at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a United States national securities exchange.

5.Interpretation. Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.
6.Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement, and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Policy shall count toward any required clawback or recoupment under this Policy and vice versa.

7. Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation under this Policy to seek recoupment of amounts paid to a Covered Executive which were received before the Effective Date or are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures (including, among others net promoter score, gender pay gap and ecological transition objectives) or compensation awarded solely at the discretion of the Company, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goal.
8.Miscellaneous.

(a)Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Covered Executive’s compensation became effective, including, without limitation, compensation received under the Company’s Long-Term Incentive Plan and any successor plan thereto.

(b)This Policy shall be binding and enforceable against all Covered Executives.
(c)All issues concerning the construction, validity, enforcement and interpretation of this Policy and all related documents, including, without limitation, any employment agreement, offer letter, equity award agreement or similar agreement, shall be governed by, and construed in accordance with, the laws of the Kingdom of Spain, without giving effect to any choice of law or conflict of law rules or provisions (whether of the Kingdom of Spain or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Kingdom of Spain.
(d)The Covered Executives shall initially attempt to resolve all claims, disputes or controversies arising under, out of or in connection with this Policy by conducting good faith negotiations amongst the applicable Covered Executives and the Company. To ensure the timely and economical resolution of disputes that arise in connection with this Policy, the courts and tribunals of the city of Madrid (Spain) shall have exclusive jurisdiction to settle any disputes, claims, or causes of action arising from or relating to the enforcement, performance or interpretation of this Policy. The Covered Executives and the Company hereby waive any objection to any such court as is referred to in this Section 8(d) on grounds of inconvenient forum or otherwise as regards proceedings in connection with the Agreement and further irrevocably agree that a judgment or order of any such court in connection with the Agreement shall be conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
(e)If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. In the event that any one or more of the provisions of this Policy shall be held to be invalid and unenforceable, all the other terms and provisions of this Policy shall continue in full force and effect without impairment or limitation to the maximum extent permitted by applicable law.